March 1, 2022                                        Exhibit 1.2
MANAGEMENT BOARD RULES
TRIVAGO N.V.

INTRODUCTION
Article 1
1.1These rules govern the organisation, decision-making and other internal matters of the Management Board. In performing their duties, the Managing Directors shall act in compliance with these rules and the Amended and Restated Shareholders' Agreement.
1.2These rules are complementary to, and subject to, the Articles of Association, the Amended and Restated Shareholders' Agreement and applicable laws and regulations.
1.3These rules shall be posted on the Website.

DEFINITIONS AND INTERPRETATION
Article 2
2.1In these rules the following definitions shall apply:

Amended and Restated Shareholders' Agreement	The Amended and Restated Shareholders' Agreement among the Company and certain of its shareholders, dated December 15, 2016, as amended, supplemented or otherwise modified from time to time.
Annual Business Plan	The Company's annual business plan prepared by the Management Board and approved by the Supervisory Board.
Appendix	The appendix to these rules.
Article	An article of these rules.
Articles of Association	The Company's articles of association.
Audit Committee	The audit committee established by the Supervisory Board.
Board Meeting	A meeting of the Management Board.
CEO	The Company's chief executive officer.
CFO	The Company's chief financial officer.
Class A share	A class A share in the Company's capital.

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Class B share	A class B share in the Company's capital.
Company	trivago N.V.
Conflict of Interests	A direct or indirect personal interest of a Managing Director which conflicts with the interests of the Company and of the business connected with it.
Founder	Any of Messrs. Rolf Schrömgens, Malte Siewert or Peter Vinnemeier.
General Meeting	The Company's general meeting of shareholders.
Incentive Plan	The Company's 2016 Omnibus Incentive Plan, any successor incentive plan, and any predecessor phantom option and profit sharing bonus agreements in existence as of the date hereof or amended pursuant to forms of amendment approved by the General Meeting, in each case as amended, supplemented or otherwise modified from time to time.
Management Board	The Company's management board.
Managing Director	A member of the Management Board.
Simple Majority	More than half of the votes cast.

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Subsidiary
A subsidiary of the Company within the meaning of Section 2:24a DCC, including:
a.    an entity in whose general meeting the Company or one or more of its Subsidiaries can exercise, whether or not by virtue of an agreement with other parties with voting rights, individually or collectively, more than half of the voting rights; and
b.    an entity of which the Company or one or more of its Subsidiaries are members or shareholders and can appoint or dismiss, whether or not by virtue of an agreement with other parties with voting rights, individually or collectively, more than half of the managing directors or of the supervisory directors, even if all parties with voting rights cast their votes.

Supervisory Board	The Company's supervisory board.
Website	The Company's website.
2.2References to statutory provisions are to those provisions as they are in force from time to time.
2.3Terms that are defined in the singular have a corresponding meaning in the plural.
2.4Words denoting a gender include each other gender.
2.5Except as otherwise required by law, the terms "written" and "in writing" include the use of electronic means of communication.

COMPOSITION
Article 3
3.1The Management Board consists of at least ~~three~~ two and no more than six Managing Directors, including the CEO and the CFO. No Managing Director shall be or become tax resident in the Netherlands or the United States without the prior explicit consent of the Supervisory Board.
1.2The number of Managing Directors shall be kept consistent with the provisions of the Amended and Restated Shareholders' Agreement.
3.3The Managing Directors shall be appointed, suspended and dismissed in accordance with the Articles of Association, the Amended and Restated Shareholders' Agreement and applicable law.

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3.4A person may be appointed as Managing Director for a maximum term of up to five years, provided that the term of office of a Managing Director may be extended to expire at the end of the annual General Meeting held in the fifth year following his most recent (re)appointment as a Managing Director. A Managing Director is expected to retire early in the event of inadequate functioning, structural incompatibility of interests, and in other instances in which this is deemed necessary by the Supervisory Board.
3.5The Supervisory Board may elect a Managing Director to be the CEO and another Managing Director to be the CFO, subject to the terms of the Amended and Restated Shareholders' Agreement. The Supervisory Board may revoke the title of CEO or CFO, provided that the Managing Director concerned shall subsequently continue his term of office as a Managing Director without having the title of CEO or CFO, respectively, in each case subject to the terms of the Amended and Restated Shareholders' Agreement.
3.6The Management Board should be composed such that the requisite expertise, background and skills are present, enabling the Managing Directors to carry out their duties properly. Each Managing Director should have the specific expertise required for the fulfilment of his duties.

DUTIES AND ORGANISATION
Article 4
4.1The Management Board is charged with the management of the Company, subject to the restrictions contained in the Articles of Association, the Amended and Restated Shareholders' Agreement and these rules. In performing their duties, Managing Directors shall be guided by the interests of the Company and of the business connected with it.
4.2Each Managing Director shall perform, and shall be responsible for, the tasks and duties allocated to him by the Management Board. Notwithstanding a Managing Director's own responsibility for tasks and duties assigned to him, each Managing Director should work with the other Managing Directors in a cooperative manner within the scope of the general tasks and duties of the Management Board as a whole. The Managing Directors are obliged to inform each other continuously on important business affairs, planning, developments and measures relating to the tasks and duties allocated to them, in particular on special risks or threatened losses, and are obliged to consult the other Managing Directors about issues of essential importance.
4.3Each Managing Director is required to perform his tasks and duties for which he is responsible as Managing Director in principle from the Company's principal offices in Germany (or otherwise from a location in Germany). When performing his tasks and duties for the Company, in particular outside of Germany, each Managing Director shall use good faith efforts to comply with the "best-practice" guidelines issued from time to time by the Supervisory Board in line with the provisions applicable to amendments of the Rules of Procedure as set forth in the Amended and Restated Shareholders’ Agreement from a tax perspective, including guidelines to preserve the status of the Company as a tax resident of Germany, provided, however, that any deviations from the "best-practice" guidelines shall not constitute a violation of any obligations of the respective Managing

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Director under these rules and/or the "best-practice"-guidelines except and to the extent that any such deviations are material and either (x) wilful (i.e. with the intention to violate the "best-practice"-guidelines) or (y) repeated and, in the case of (y), do not cease after written notice by the Company or the Supervisory Board. In no case shall a deviation from the "best-practice" guidelines constitute a violation of the respective Managing Director under these rules and/or the "best practice"-guidelines if either the Supervisory Board or the Audit Committee has approved the respective action or has confirmed that the respective action is in line with the "best-practice"-guidelines.
4.4The Management Board is responsible for the continuity of the Company and its business, focusing on long-term value creation for the Company and its business. The Management Board shall, under the supervision of the Supervisory Board, formulate and implement a strategy focus on long-term value creation that may, depending on market dynamics, continually require short-term adjustment.
4.5The Management Board should engage the Supervisory Board at a timely stage in formulating the view on long-term value creation and the strategy for its realisation. The Management Board should submit the strategy, and the explanatory notes to that strategy, to the Supervisory Board for approval.
4.6The Management Board shall provide the Supervisory Board with the information necessary for the performance of its tasks in a timely fashion. At least once per calendar quarter, the Management Board shall inform the Supervisory Board in writing of the main features of the strategic policy, the general and financial risks and the administration and control system of the Company. The Management Board shall attend any meetings that are from time to time convened by the Supervisory Board to discuss certain business with the Management Board, provided that all Managing Directors shall be given reasonable notice by or on behalf of the Supervisory Board of any such meeting at least one week in advance. The Management Board shall provide the Supervisory Board with any information reasonably requested by the Supervisory Board in advance of such meetings.
4.7The Management Board should identify and analyse the risks associated with the Company's strategy and activities. It should set the rules within which the Company may accept risks and the control measures to counter those risks. The context for this analysis should be determined by aspects such as the Company's continuity, reputation, financial reporting, funding, operating activities and long-term value creation.
4.8Based on the risk assessment referred to in Article 4.7, the Management Board should design, implement and maintain adequate internal risk management and control systems. As much as possible, these systems should form part of the work processes within the Company and - to the extent relevant - should be known at all levels within the enterprise affiliated with the Company. The internal risk management and control systems should be adjusted in response to incidents in a timely fashion.

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4.9The Management Board should monitor the operation of the internal risk management and control systems and, at least annually, carry out a systematic review of the effectiveness of the systems' design and operation. Such monitoring should cover all material control measures, including the financial, operational and compliance aspects, and take account of weaknesses observed and lessons learned, signals from whistleblowers and findings from the internal audit function and the external auditor. Where necessary, improvements should be made to internal risk management and control systems.
4.10The Management Board should render account to the Supervisory Board and to the Company's audit committee of the effectiveness of the design and operation of the Company's internal risk management and control systems.
4.11The Management Board is responsible for the functioning of the Company's internal audit function. The Management Board should both appoint and dismiss the senior internal auditor. Both the appointment and the dismissal of the senior internal auditor should be submitted to the chairman of the Audit Committee for approval. The Management Board should annually assess the functioning of the internal audit function, taking into account the Audit Committee's opinion.
4.12The Management Board is responsible for creating a culture aimed at long-term value creation for the Company and its business, under the supervision of the Supervisory Board. The Management Board is responsible for embedding the culture in the Company's business. In doing so, the Management Board should pay attention to culture- and conduct-determining factors such as the business model and the environment in which the Company operates.
4.13Without prejudice to any other approval requirements under Dutch law, the Articles of Association, the Amended and Restated Shareholders' Agreement or these rules, the approval of the Supervisory Board is required for matters described in the Appendix with respect to the Company or any Subsidiary.

DECISION-MAKING
Article 5
5.1The Management Board shall meet as often as any of the Managing Directors deems necessary or appropriate but in general at least once per any month.
5.2A Board Meeting may be convened by any Managing Director by means of a written notice.
5.3All Managing Directors shall be given reasonable notice of at least one week for all Board Meetings, unless a shorter notice is required to avoid a delay which could reasonably be expected to have an adverse effect on the Company and/or the business connected with it. Notice of a Board Meeting shall include the date, time, place and agenda for that Board Meeting and shall be sent to the Managing Directors in writing.
5.4As a matter of principle Board Meetings shall be physically held in Germany. In case a Managing Director is travelling at the point in time when a Board Meeting is scheduled or a Managing

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Director is otherwise prevented from joining a Board Meeting in person, such Managing Director may participate in the respective Board Meeting by means of audio-communication facilities, provided that either (i) the travelling Managing Director is participating in the Board Meeting from a location in Germany or (ii) the majority of all participating Managing Directors is participating in the Board Meeting in person or from another location in Germany, and the travelling Managing Director does not participate from a location in the Netherlands. Moreover, in case the travelling Managing Director is the CEO, the travelling Managing Director may only participate from a location other than Germany (for the avoidance of doubt, with the exception of the Netherlands), if the travelling Managing Director has participated in at least 75% of the Board Meetings over the prior twelve months in person or from a location in Germany. In exceptional circumstances a Board Meeting may be held entirely by means of audio-communication facilities, provided that no Managing Director participates in such Board Meeting from a location in the Netherlands. Exceptional circumstances within the meaning of the preceding sentence shall only apply if a Board Meeting must be held in such manner in order to avoid material or irreversible damage of any kind (including pecuniary, reputational or otherwise) to the Company. A Managing Director cannot be represented by another Managing Director for the purpose of the deliberations and the decision-making of the Management Board.
5.5If a Board Meeting has not been convened in accordance with Articles 5.2 and 5.3, resolutions may nevertheless be passed at such Board Meeting by a unanimous vote of all Managing Directors.
5.6All Board Meetings shall be chaired by the CEO or, in his absence, by another Managing Director designated by the Managing Directors present at the relevant Board Meeting. The chairman of the Board Meeting shall appoint a secretary to prepare the minutes of the proceedings at such Board Meeting. The secretary does not necessarily need to be a Managing Director.
5.7Minutes of the proceedings at a Board Meeting shall be sufficient evidence thereof and of the observance of all necessary formalities, provided that such minutes are certified by a Managing Director.
5.8Without prejudice to Article 5.11, each Managing Director may cast one vote in the decision-making of the Management Board.
5.9Resolutions of the Management Board shall be passed, irrespective of whether this occurs at a Board Meeting or otherwise, by Simple Majority unless these rules provide differently.
5.10Invalid votes, blank votes and abstentions shall not be counted as votes cast. Managing Directors who casted an invalid or blank vote or who abstained from voting shall be taken into account when determining the number of Managing Directors who are present or represented at a Board Meeting.
5.11Where there is a tie in any vote of the Management Board, the CEO shall have a casting vote.
5.12In exceptional circumstances (as defined in Article 5.4 above), resolutions of the Management Board may, instead of at a Board Meeting, be passed in writing, provided that (i) all Managing Directors are familiar with the resolution to be passed, (ii) none of them objects to this decision-

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making process and (iii) the resolution shall not be signed in the Netherlands. However, in principle, Board Meetings should be held as physical meetings. Articles 5.8 through 5.11 apply mutatis mutandis.

CONFLICT OF INTERESTS
Article 6
6.1A Managing Director shall not participate in the deliberations and decision-making of the Management Board on a matter in relation to which he has a Conflict of Interests. If, as a result thereof, no resolution can be passed by the Management Board, the resolution shall be passed by the Supervisory Board.
6.2A Conflict of Interests shall be considered to exist if the Company intends to enter into a transaction with a legal entity:
a.in which a Managing Director personally has a material financial interest;
b.which has a member of its management board or its supervisory board who is related under family law to a Managing Director; or
c.in which a Managing Director has a management or supervisory position.
A Conflict of Interests shall not be considered to exist by reason only of a Managing Director's affiliation with a direct or indirect shareholder of the Company.
6.3A Managing Director should immediately report any actual or potential Conflict of Interests in a transaction that is of material significance to the Company and/or to such Managing Director to the chairman of the Supervisory Board and to the other members of the Management Board. The Managing Director concerned should provide all relevant information in that regard, including the information relevant to the situation concerning his spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. The Supervisory Board should decide, outside the presence of the Managing Director concerned, whether there is a Conflict of Interests.
6.4All transactions in which there are Conflicts of Interests with Managing Directors should be agreed on terms that are customary in the market. Decisions to enter into transactions in which there are Conflicts of Interests with Managing Directors that are of material significance to the Company and/or to the relevant Managing Director shall require the approval of the Supervisory Board.

POWERS OF ATTORNEY
Article 7
The Management Board, as well as each Managing Director individually, may grant powers of attorney to perform acts on the Company's behalf from time to time, provided that the holder of any such power of attorney must be a German tax resident, unless it concerns a power of attorney granted to an advisor,

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lawyer or auditor of the Company and the scope of such power of attorney is limited to the performance of certain specified acts on the Company's behalf.

OWNERSHIP OF AND TRADING IN FINANCIAL INSTRUMENTS
Article 8
6.1The Managing Directors shall be subject to the Company's insider trading policy.
6.2In addition, each Managing Director shall practice great reticence:
a.when conducting a transaction in shares or other financial instruments issued by, or relating to, another listed company if this could reasonably create the appearance of such Managing Director possessing, or being able to possess, price-sensitive information concerning such company; and
b.in the ownership of and trading in shares or other financial instruments issued by, or relating to, another listed company which is a direct competitor of the Company.

COMPENSATION
Article 9
9.1The General Meeting shall determine the Company's policy concerning the compensation of the Management Board with due observance of the relevant statutory requirements.
9.2The compensation of Managing Directors shall be determined by the Supervisory Board, at the proposal of the Company's compensation committee, and with due observance of the Company's compensation policy.

AMENDMENTS
Article 10
Pursuant to a resolution to that effect, the Management Board may, with the approval of the Supervisory Board, amend or supplement these rules, subject to the terms of the Amended and Restated Shareholders' Agreement.

GOVERNING LAW AND JURISDICTION
Article 11
These rules shall be governed by and shall be construed in accordance with the laws of the Netherlands. Any dispute arising in connection with these rules shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam.

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Appendix - Matters requiring Supervisory Board approval

The Managing Directors shall have the full power and authority to manage the operations of the Company and its Subsidiaries in a manner materially consistent with the Annual Business Plan approved by the Supervisory Board (as amended from time to time with the consent of the Supervisory Board). For the avoidance of doubt, the Supervisory Board shall not issue instructions to the Managing Directors except as otherwise set forth in these rules or as required by Dutch law.
Notwithstanding the foregoing, except as (i) agreed in the Annual Business plan or (ii) reasonably required in order to consummate the initial public offering of Class A Shares (or American Depositary Receipts for Class A Shares) once approved by the General Meeting, prior to entering into the following transactions or making the following decisions with respect to the Company or any Subsidiary, the Management Board shall obtain the prior consent of the Supervisory Board:

1.Acquisitions & Sales
a)sale, transfer, lease (as lessor or in respect of real property) or other disposition of assets (including equity interests in a Subsidiary) other than such sales, transfers, leases or other dispositions with a value for accounting purposes (i) less than USD 1,000,000, or (ii) between USD 1,000,000 and USD 10,000,000 except to the extent prior notice is provided to Expedia, Inc. and such sale, transfer, lease or other disposition would be permitted under Expedia, Inc.'s credit facilities; or any merger of, or sale of all or substantially all of the assets of, any Subsidiary (except to the extent prior notice is provided to Expedia, Inc. and such merger or sale is permitted under Expedia, Inc.'s credit facilities);
b)liquidating or dissolving the Company or any Subsidiary;

2.Liabilities & Debts
a)granting loans, payment guarantees (Bürgschaften), indemnities, or incurring other liabilities to third parties outside the ordinary course of business in excess of EUR 10,000,000;
b)taking out loans, borrowings or other debt (or providing any guarantee of such obligations of any other person or entity) or granting any liens other than liens securing the foregoing, which permitted debt and liens at any time outstanding exceed EUR 25,000,000;

3.Material Agreements
a)entering into joint-venture, partnership and/or similar agreements which cannot be terminated without penalty within (i) three years and which could result in the Company or any Subsidiary being liable for the obligations of a third party, (ii) 5 years, or (iii) agreements pursuant to Article 7.1(h) of the Amended and Restated Shareholders' Agreement;

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b)entering into non-compete or exclusivity agreements or other agreements that restrict the freedom of the business and which agreements are terminable later than two years after having been entered into;
c)entering into agreements (i) which cannot be terminated without penalty within (a) three years and involving annual expenditures in excess of EUR 10,000,000 or (b) five years, except for supplementary lease agreements with (x) an annual rent of not more than EUR 1,000,000, (y) substantially comparable terms to the relevant existing lease agreement, and (z) a term of ten years or less, or (ii) for annual expenditures in excess of EUR 15,000,000, save that the threshold for expenditures for brand marketing shall be EUR 50,000,000;
d)entering into agreements under which the Company or any Subsidiary binds or purports to bind any of the Company's shareholders or its shareholders' affiliates (other than the Company's subsidiaries) or to cause such shareholders or affiliates to take or forbear from taking action;
e)entering into, amending or terminating agreements between the Company (or any Subsidiary) and any managing director of the Company or any Subsidiary, any companies affiliated with such managing director, or third parties represented by such managing director;
f)entering into or amending any agreements or other arrangements with any third party that restrict in any fashion the ability of the Company (or any Subsidiary), which ability shall be subject to the terms of these rules (a) to pay dividends or other distributions with respect to any shares in the capital of the Company (or any Subsidiary) or (b) to make or repay loans or advances to, or guarantee debt of, any of the Company's shareholders or such shareholders subsidiaries;
g)entering into, amending or terminating domination agreements (Beherrschungsverträge), profit and loss pooling agreements (Gewinnabführungsverträge), business leasing contracts (Unternehmenspachtverträge) or tax units (Organschaften);
h)entering into any transaction with any affiliate or shareholder of the Company which is outside the ordinary course of business and not at arms' length terms;

4.Transactions related to Share Capital
a)issuing shares in the capital of the Company or any Subsidiary (including phantom stock and profit participation rights) or granting options (including phantom options) or subscription rights for shares of the Company or any Subsidiary, except pursuant to the Incentive Plan;
b)share repurchases by the Company or any Subsidiary (other than in connection with conversion of Class B shares into Class A shares);
c)amendments, modifications or waivers to, or the exercise of any rights under, any stock option, phantom option or similar program of the Company or any Subsidiary, except to the extent provided in the Incentive Plan;

5.Tax & Accounting Matters

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a)making changes to regulatory or tax status or classification of the Company or any Subsidiary;
b)change of material accounting standards not required by applicable law or Dutch or U.S. GAAP policy;

6.Employment Matters
a)    entering into, amending or terminating employment contracts with Founders, the CEO or the CFO;
b)    entering into any collective bargaining agreements (Tarifverträge); and

7.Litigation
    initiating or settling material litigation in excess of EUR 1,000,000.

The Managing Directors shall in due course at least thirty (30) days before the end of each fiscal year of the Company prepare and submit to the Supervisory Board an annual business plan for the following fiscal year. The Annual Business Plan shall become effective upon the approval of the Supervisory Board and the Annual Business Plan may be amended by the Management Board by a quarterly plan with the consent of the Supervisory Board. The Annual Business Plan will address, in reasonable detail, any anticipated transactions of the type described in paragraph 1(a) above. The fiscal year of the Company shall be the calendar year.

If at the beginning of a fiscal year no new Annual Business Plan is in effect because the Supervisory Board did not approve the annual business plan submitted by the Managing Directors or the Managing Directors did not submit an annual business plan as and when required hereunder, the Annual Business Plan for the previous business year shall stay in effect until such time when the Supervisory Board approves a new annual business plan for the running fiscal year, provided that the target figures for revenue and adjusted EBITDA shall increase by 15% to the previous Annual Business Plan and expense items shall be adjusted accordingly.